September 4, 2025

Michael J. Lotz
Chief Financial Officer
Mesa Air Group, Inc.
410 North 44th Street, Suite 700
Phoenix, AZ 85008

       Re: Mesa Air Group, Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed August 14, 2025
           File No. 333-288622
Dear Michael J. Lotz:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 7, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-4
Cover Page

1. We note your response to prior comment 1. To the extent that you did not assign specific values to Mesa and Republic, please revise the cover letter and Question and
       Answer section at page 16 to provide the information set forth in your supplemental response to prior comment 1.
2. We note your response to prior comment 2. Please further revise the fourth paragraph on the cover page to disclose the implied value based on the share price on the date of the signing of the Merger Agreement.
 September 4, 2025
Page 2
Why are the two companies proposing to merge?, page 18

3. We note your response to prior comment 4. While we note that you have included a cross reference to a description of potential contractual limitations, this section should also provide a summary of those limitations. Please revise accordingly.
You
       disclosure should address how the contractual limitations affect the benefits described in paragraph 1.

What is the Escrow Issuance and how will the Escrow Assets be distributed?, page 19

4.     We note your response to prior comment 6. While we note that the final
Escrow
       Amount cannot be determined until after closing, please provide illustrative disclosure to set forth the amounts that would be payable under different potential scenarios or tell us why you are unable to do so.
Mesa's Reasons for the Merger, page 30

5. We note your response to prior comment 9. In addition, we note your revisions at page 31. Please revise your Background of the Merger and elsewhere as appropriate to clarify how the proposed transaction addresses the concern described in the eighth bullet on page 31.
Mesa is highly dependent on its agreement with United Airlines, page 55

6. We note your response to prior comment 11. Please revise to clarify the meaning of the phrase "rolls off" in this context. Also, given that the United CPA is terminable, please revise disclosure regarding deal synergies to describe the negative effect on the combined company if termination occurs.
The Merger
Background of the Merger, page 101

7. Refer to the final sentence of the first paragraph of this section. Revise to clarify the statement "... in light of the restrictions set forth in Mesa's existing capacity purchase agreement."
8. We note the final paragraph on page 101 and paragraphs at the top of page 102, and we reissue prior comment 14, in part. We note that you continue to provide a broad overview of discussions rather than additional detail regarding the substance of these preliminary negotiations. For example, expand your disclosure regarding the "periodic conversations" in the first quarter of 2023 and your discussions with representatives of
       United about facilitating the transaction. Your disclosure should provide sufficient information for shareholders to understand how the preliminary talks progressed, including your discussion of "potential structure and principal financial terms" and how those initial deal structures and terms changed over time. Please revise.
9.     We note the last paragraph on page 102 where you refer to    escrow
arrangements
       discussed by the parties at their August 17, 2023   ; however, your
background does
       not appear to describe this meeting. We also note that the Background contains relatively limited express mention of the amended and restated capacity purchase agreement. Please revise accordingly.
 September 4, 2025
Page 3

10.    We note your response to our prior comment 18 and re-issue it in part.
Your
       disclosure on page 108 indicates that following the March 17, 2025 Mesa Board meeting, certain adjustments were made in order to give effect to the 88%/6%/6% pro forma Surviving Corporation equity splits. Revise your disclosure here to provide additional details regarding the assumptions, including quantitative information, relied upon in concluding that the Exchange Ratio be reduced from 636.0 to 584.90.
11. We note relatively few revisions with respect to your negotiations from mid-July 2024 through April 7, 2025. Accordingly, we re-issue prior comment 17. Please revise to disclose the substance of the meetings and discussions including the specific factors that were considered. Provide sufficient detail so that investors may clearly understand how terms evolved in the iterative negotiation process.
Mesa Management Unaudited Prospective Financial Information, page 112

12. We note your response to prior comment 20. Refer to the first full paragraph on page
       113. Please revise to quantify the amount of debt that was repaid in your assumptions.
       Please contact Jenifer Gallagher at 202-551-3706 or Karl Hiller at 202-551-3686 if
you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Kevin Criddle